# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0002003936
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232; William Brentani, c/o Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5110

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,969,695; sole dispositive power 3,852; shared dispositive power 9,969,695; aggregate amount beneficially owned 9,973,547 (8.4% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.9% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 898,016; sole dispositive power 0; shared dispositive power 898,016; aggregate amount beneficially owned 898,016 (0.8% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 898,016; sole dispositive power 0; shared dispositive power 898,016; aggregate amount beneficially owned 898,016 (0.8% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,167,000; sole dispositive power 0; shared dispositive power 1,167,000; aggregate amount beneficially owned 1,167,000 (1% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment:
This Amendment No. 10 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc. ("Anamered"), LIPO Investments (USA), Inc. ("LIPO"), Wilson 5 Foundation ("Wilson 5"), Wilson 5 Foundation Management Ltd. ("Wilson 5 Trustee"), Five Boys Investments ULC ("Five Boys"), Shannon Wilson, and Low Tide Properties Ltd. ("Low Tide") (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect an update to Item 4 of the Schedule 13D.

The Reporting Persons are filing this Amendment to amend Item 4 and Item 7 of the Schedule 13D to reflect statements made by Mr. Wilson in The Wall Street Journal on October 7, 2025. The number of shares of Issuer common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on August 11, 2025 and the cover pages and Item 5 of this Amendment have been amended solely to reflect a change in the number of shares of the Issuer's common stock outstanding as disclosed in the Issuer's most recent periodic report.

The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On October 7, 2025, Mr. Wilson published the letter attached as Exhibit 4 to this Amendment in The Wall Street Journal, which sets forth his views on the Issuer, its management and its future. The information contained in Exhibit 4 of this Amendment is incorporated herein by reference. Each Reporting Person may in the future engage in communications, directly or indirectly, through public or private forums, with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, prospects, stock performance, governance, management and control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

Anamered may be deemed to beneficially own 4,755,217 shares of the Issuer's common stock, or 4.0%. LIPO may be deemed to beneficially own 3,401,596 shares of the Issuer's common stock, or 2.9%. Each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 898,016 shares of the Issuer's common stock, or 0.8%. Five Boys may be deemed to beneficially own 91,760 shares of the Issuer's common stock, or 0.1%. Mrs. Wilson may be deemed to beneficially own 1,167,000 shares of the Issuer's common stock, or 1.0%. Low Tide may be deemed to beneficially own 554,122 shares of the Issuer's common stock, or 0.5%. Mr. Wilson may be deemed to beneficially own 9,973,547 shares of the Issuer's common stock, or 8.4%, including the shares held by the other Reporting Persons.

The foregoing is based on 113,468,082 shares of the Issuer's common stock and 5,115,961 shares of the Issuer's special voting stock outstanding as of August 29, 2025 as disclosed by the Issuer in its Quaterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 4, 2025.

Each share of the Issuer's special voting stock has voting rights equivalent to one share of the Issuer's common stock, but no economic rights. Each share of the Issuer's special voting stock is paired with an exchangeable share (an "exchangeable share") of Lulu Canadian Holding, Inc., a wholly owned subsidiary of the Issuer ("Lulu Canada"). Holders of exchangeable shares may require Lulu Canada to redeem each of its exchangeable shares in exchange for one share of the Issuer's common stock plus a cash payment equal to any accrued and unpaid dividends on the exchangeable shares. When exchangeable shares are exchanged into shares of the Issuer's common stock, the Issuer cancels a corresponding number of shares of special voting stock without consideration. As a result, each exchangeable share, together with its paired share of special voting stock, may be deemed to represent beneficial ownership of one share of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety as follows:

The information set forth in Items 7, 8, 9, 10, and 11 of the cover pages to this Amendment is incorporated herein by reference.

Anamered directly holds 4,755,217 exchangeable shares and an equal number of shares of the Issuer's special voting stock. LIPO directly holds 3,401,596 shares of the Issuer's common stock. Wilson 5 directly holds 898,016 shares of the Issuer's common stock. Five Boys directly holds 91,760 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Mrs. Wilson directly holds 268,984 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Low Tide directly holds 554,122 shares of the Issuer's common stock. Mr. Wilson directly holds 3,853 shares of the Issuer's common stock.

Mr. Wilson may be deemed to have shared voting or dispositive power over the securities beneficially owned by Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys. Mrs. Wilson, and Low Tide.

Wilson 5 Trustee may be deemed to have shared voting or dispositive power over the securities beneficially owned by Wilson 5.

Mrs. Wilson may be deemed to have shares voting or dispositive power over the securities that she holds directly as well as those beneficially owned by Wilson 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4 Letter Entitled "lululemon: in a Nosedive" by Chip Wilson

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (10/08/2025)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (10/08/2025)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (10/08/2025)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd, corporate trustee of Wilson 5 Foundation (10/08/2025)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (10/08/2025)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (10/08/2025)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (10/08/2025)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (10/08/2025)